February 17, 2009

Mr. Chris White

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Via EDGAR

Re:

Lucas Energy, Inc.

SEC Letter Dated January 9, 2009

Form 10-K for Fiscal Year Ended March 31, 2008

File June 19, 2008

Form 10-QSB for Fiscal Year Ended June 30, 2008

File August 13, 2008

File No. 1-32508

Dear Mr. White:

This letter is to update you on the status of the Lucas Energy, Inc. response to the referenced SEC comment letter dated January 9, 2009. Lucas confirms its receipt of the letter, and advises that the reserve technical information requested in Comment No. 2 has been transmitted directly to Mr. Ronald Winfrey on January 19, 2009 by Ms. Sandra Wall, Forrest A. Garb & Associates, Inc.

Lucas is finalizing its responses to Comments No. 1 and No. 3 in the SEC letter, and is also preparing a redline 10K/A at March 31, 2008, that incorporates the edits and revisions identified by Lucas in its October 17, 2008 response to the SEC comment letter dated September 19, 2008, together with changes that may be necessary to address comments received in the SEC comment letter dated January 9, 2009.  The proposed amended 10K/A at March 31, 2008 will be submitted to the SEC in conjunction with Lucas’ filing of its responses to the SEC comments in the letter dated January 9, 2009. The response and the proposed amended redline 10K/A is scheduled to be filed on or before February 24, 2009.

Please feel free to contact me at this office if you have further questions or require further information.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich

Christopher H. Dieterich

Counsel to Lucas Energy, Inc.